News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION REPORTS
CONTINUED SUCCESS IN CANADIAN GAS

(TSX - "TGL"; AMEX - "TGA")

Calgary, Alberta – (December 15, 2003) - TransGlobe Energy Corporation announced today an update on its 2003 Canadian exploration program.

The 2003 Canadian exploration drilling program achieved 100% success resulting in six natural gas wells and two oil wells. TransGlobe is currently re-entering a recently acquired well (tested by the previous operator at 600 Mcfd) to bring the total wells for the year to nine (7.75 net wells). All the wells are operated by TransGlobe and located in the Nevis, Twining and Morningside areas of Central Alberta.

Ross Clarkson, President & CEO of the Company said, “TransGlobe will continue to expand our gas exploration program in Canada to balance our successful oil developments in Yemen. The very strong North American natural gas market fundamentals, combined with our exploration drilling success, affords us excellent growth opportunities.”

It is expected that Canadian production will reach 1,200 Boepd (6.0 MMcfd plus 200 Bpd of oil and liquids) when all the wells from the 2003 drilling program have been placed on production. This represents a 440% increase over the first nine months of 2003 production of 223 Boepd for Canada. TransGlobe expects to have 750 Boepd on production at year end and will be working to tie in the balance of the wells by the end of Q-1 2004.

To date in 2003, TransGlobe has acquired mineral rights on 12,000 net acres and farmed-in on an additional 5,600 (2,900 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas. It is expected three to four wells could be drilled during the Q-1 of 2004. The 2004 Canadian drilling program plans up to ten additional wells for Q-3 and Q-4 of 2004. All the prospects are focused towards natural gas.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
“signed Lloyd W. Herrick” Lloyd W. Herrick, Vice President & C.O.O.
Ross G. Clarkson, President & C.E.O.
- or -

Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com